

LEWIS YOUNG
ROBERTSON & BURNINGHAM, INC.
AN INDEPENDENT MUNICIPAL FINANCIAL ADVISORY
AND CONSULTING FIRM

January 24, 2020

Exemption Report Letter

As has been previously discussed on a number of occasions with various people at FINRA over the past nineteen years, Lewis Young Robertson & Burningham, Inc. does not maintain customer accounts in any form or fashion. As such, when required to respond to question 25 on the FOCUS Filing Report, inquiry was made to FINRA about which of the options we should select since <u>none of the provided exemptions apply to our firm</u>. We were directed at the time to check (k)(2) (i) which we have sought to check from that time forward.

Therefore, Lewis Young Robertson & Burningham, Inc. (the Company) continues to claim exemption from 17 C.F.R. 240.15.c.3-3 per provision (2)(i) of 17 C.F.R. 240.15c3-3(k) "Special Account for the Exclusive Benefit of Customers Maintained". We acknowledge that we do not have any special bank account established and this is due to the fact that the Company carries no customer accounts, no margin accounts and we have never transmitted any customer funds or utilized funds to deliver any securities or received any securities and have never held funds or securities for, or owe money or securities to customers. We have never traded any securities, received any customer funds nor are we planning to ever trade any securities or receive any customer funds and if we did such we are under the express understanding that the Company would need to amend its BD. Setting up such a bank account would be meaningless and an unnecessary cost since we do not maintain any customer accounts.

Laura D. Lewis
Principal
Chief Compliance Officer

GATEWAY PLAZA BUILDING
41 NORTH RIO GRANDE, SUITE 101
SALT LAKE CITY, UTAH 84101
TELEPHONE 801.596.0700
TOLL FREE 800.581.1100
FAX 801.596.2800
WWW.LEWISYOUNG.COM